UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 12)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320703
(CUSIP Number)

Jason W. Reese
Great Elm Group, Inc.
3801 PGA Boulevard, Suite 603
Palm Beach Gardens, FL 33410
(617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,440,722

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,440,722

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,440,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 11,544,415 shares of common stock, par value $0.01, outstanding, which includes 10,449,888 shares outstanding as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2024, filed October 31, 2024, and 1,094,527 shares issued to Summit Grove Partners, LLC (“SGP”) on December 11, 2024 (as described under Item 5 below).

EXPLANATORY NOTE

This Amendment No. 12 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 12”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020, Amendment No. 2 dated December 31, 2020, Amendment No. 3 dated September 20, 2021, Amendment No. 4 dated May 11, 2022, Amendment No. 5 dated June 17, 2022, Amendment No. 6 dated January 3, 2022, Amendment No. 7 dated January 24, 2023, Amendment No. 8 dated September 22, 2023, Amendment No. 9 dated February 12, 2024, Amendment No. 10 dated June 24, 2024 and Amendment No. 11 dated September 25, 2024 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 12 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 11,544,415 shares of Common Stock outstanding. The aggregate number of shares of Common Stock outstanding includes (i) 10,449,888 shares, which is the number of shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2024, filed October 31, 2024, and (ii) 1,094,527 shares of Common Stock issued to SGP as reported on the Issuer’s Current Report on Form 8-K, filed on December 12, 2024.

As of December 13, 2024, the Reporting Person may be deemed to beneficially own 1,440,722 shares of Common Stock, which represents approximately 12.5% of the issued and outstanding shares of Common Stock.

To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 1,446,996 shares of Common Stock, which represents approximately 12.5% of the issued and outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

By:	/s/ Keri A. Davis
Name:	Keri A. Davis
Title:	Chief Financial Officer & Chief Accounting Officer